Exhibit 99.2

Joint Filer Information

Name and Address of Joint Filer:	Edmund Frederick Taylor 96 Cliffield Road Bedford, NY 10506

Relationship of Joint Filer to Issuer:	Director

Issuer Name and Ticker or Trading Symbol:	Walker & Dunlop, Inc. (WD)

Date of Earliest Transaction Required to be Reported (Month/Day/Year):	6/8/2012

Designated Filer:	Credit Suisse AG